Exhibit 21.1

LIST OF SUBSIDIARIES

OF PARAGON 28, INC.

as of December 31, 2022

Company	Jurisdiction of Formation
Paragon 28 Medical Devices Trading Limited	Ireland
Paragon 28 Australia PTY LTD	Australia
Paragon 28 Medical Devices Trading Limited	South Africa
Paragon 28 DE Gmbh	Germany
Paragon 28 Italia SRL	Italy
Disior Oy	Finland
Paragon Advanced Technologies, Inc.	Delaware
Paragon 28 UK, LTD	United Kingdom

All subsidiaries are 100% owned by Paragon 28, Inc.